UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cobalis Corp.
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

19074y205
(CUSIP Number)

Chaim Zev Stern
1375 East 27th Street
Brooklyn, New York 11210
(718) 986-0838
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

SCHEDULE 13D
CUSIP No. 19074y205

(1)	Names of Reporting Persons

CHAIM ZEV STERN

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization
United States

(7)	Sole Voting Power
Number of Shares Beneficially Owned By Each Reporting Person With	42,815,909

(8)	Shared Voting Power
0

(9)	Sole Dispositive Power
42,815,909

(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
42,815,909

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented By Amount in Row (11)
36.21%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 19074y205

Item 1.     Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.001 per share (the “Shares”) of Cobalis Corp. (the “Issuer”). The address of the principal executive office of the Issuer is 16795 Von Karman, Suite 200 Irvine, California 92606.

Item 2.     Identity and Background

This Statement is being filed on behalf of Chaim Zev Stern (the “Reporting Person”). The business address of the Reporting Person is 1375 East 27th Street, Brooklyn, New York 11210. The Reporting Person's present principal occupation is being the owner/operator of the following nursing homes: Elmhurst Care Center in East Elmhurst, New York; New York Center for Rehabilitation & Nursing in Astoria, New York; and Bezalel Rehabilitation & Nursing Center in Far Rockaway, New York.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

The aggregate purchase price for 42,818,909 Shares was $3,940,000.  Such Shares are held directly by the Reporting Person.

The source of funds for such purchases was the personal funds of the Reporting Person.

Item 4.     Purpose of Transaction

All of the Shares reported herein as having been acquired for the account of the Reporting Person and they were acquired for investment purposes.

The Reporting Person has no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains the right to modify his plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.     Interest in Securities of the Issuer

(a)           According to the Issuer, as of December 27, 2010, the Issuer had 118,237,323 Shares issued and outstanding. The Reporting Person is the beneficial owner of 42,815,909 Shares (which constitutes 36.21% of the Shares outstanding) all of which are held directly by the Reporting Person. The Reporting Person has sole voting and dispositive power with respect to the Shares.

 (b)       The Reporting Person has the sole power to vote, or to direct the vote of 42,815,909 Shares of Common Stock and sole power to dispose of, or to direct the disposition of 42,815,909 Shares.

(c)       The following table sets forth all transactions with respect to the Shares effected during the past 60 days by the Reporting Person, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 12, 2011. All such transactions were effected through private issuances of the Shares by the Issuer.

Date	Number of Shares	Price Per Share
11/23/2010	800,000	$0.10
10/18/2010	1,060,000	$0.10

SCHEDULE 13D CUSIP No. 19074y205

(d)	Not applicable.
(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) among with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. The Reporting Person has not pledged any of the Shares and none of them are otherwise subject to any contingency, the occurrence of which would give another person voting power or investment power over any of the Shares.

Item 7.     Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 12, 2011

/s/ CHAIM ZEV STERN Chaim Zev Stern